Exhibit 99.6

CERTIFICATE OF QUALIFIED PERSON

Dr. Haiming (Peter) Yuan, P.E.

Wood Environment & Infrastructure Solutions Inc.

9460 Double R Blvd. Suite 201

Reno NV 89521 Nevada

United States

I, Dr. Haiming (Peter) Yuan, P.E., am employed as a Senior Associate Engineer with Wood Environment & Infrastructure Solutions Inc.

This certificate applies to the technical report entitled “Entrée/Oyu Tolgoi Joint Venture Project, Mongolia, NI 43-101 Technical Report” that has an effective date of 8 October, 2021 (the “Technical Report”).

I am a Professional Engineer (P.E.) in the states of Nevada (#019348), California, Idaho and Arizona. I graduated from Zhejiang University, in China in 1997 with a Bachelor of Civil Engineering degree, and obtained a Master of Science degree in Geotechnical Engineering from the same university in 2000. I graduated from Clemson University in 2003, with a doctoral degree in Geotechnical Engineering.

I have practiced my profession for 18 years. I have been directly involved in design of tailings impoundments, heap leach pads, and mine waste disposal facilities; infrastructure foundations; seismic design and liquefaction analysis; slope design, remediation and monitoring instrumentation; construction monitoring and quality control; and geotechnical numerical modelling. I have reviewed information on environmental, permitting, water management and social aspects for studies from scoping levels to closure for projects located throughout North America, South America and Asia.

As a result of my experience and qualifications, I am a Qualified Person as defined in National Instrument 43-101 Standards of Disclosure for Mineral Projects (NI 43-101).

I most recently visited the Oyu Tolgoi Project on 6 September, 2017.

I am responsible for Sections 1.17, 1.23.7 to 1.23.13, 1.24.3; Section 18.5, Section 20; Section 21.3.6; Section 24.1.7; and Sections 25.11, 25.17.3 of the Technical Report. I am co-responsible for Sections 1.1, 1.2; Sections 2.1 to 2.4, 2.6; Sections 3.1, 3.2, 3.3; Section 25.1; and Section 27 of the Technical Report.

I am independent of Entrée Resources Inc. as independence is described by Section 1.5 of NI 43-101.

I have previous involvement with the Oyu Tolgoi Project in 2018, when I reviewed the tailings dam design in support of a technical report being prepared for Entrée Resources Inc. on the Oyu Tolgoi Project .

Wood Environment & Infrastructure Solutions Inc 9460 Double R Blvd. Suite 201 Reno NV 89521 Nevada United States www.woodplc.com

I have read NI 43-101 and the sections of the technical report for which I am responsible have been prepared in compliance with that Instrument.

As of the effective date of the technical report, to the best of my knowledge, information and belief, the sections of the technical report for which I am responsible contain all scientific and technical information that is required to be disclosed to make the technical report not misleading.

Dated: 21 October, 2021

“signed and sealed”

Dr. Haiming (Peter) Yuan, P.E.

Wood Environment & Infrastructure Solutions Inc 9460 Double R Blvd. Suite 201 Reno NV 89521 Nevada United States www.woodplc.com